UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43495

WISeSat.Space Holdings Corp.

(Exact name of registrant as specified in its charter)

Craigmuir Chambers, Road Town

Tortola, British Virgin Islands VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On October 2, 2026, WISeSat Holdings Corp., a British Virgin Islands business company (“Pubco” or “WISeSat”) issued a press release (the “Press Release”) relating to its previously announced closing of its business combination with Columbus Acquisition Corp (“CAC”) (the “Business Combination”), which was closed on October 1, 2026.

A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K, including its attached Exhibit 99.1, includes “forward-looking statements” with respect to WISeSat. The expectations, estimates, and projections of the businesses of WISeSat may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” and similar expressions are intended to identify such forward-looking statements. Actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and WISeSat therefore cautions against placing undue reliance on any of these forward- looking statements. Many of these factors are outside of the control of WISeSat and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Business Combination and the projected future financial performance of WISeSat; (3) the outcome of proceedings, legal or otherwise, that may be initiated for or against the parties following the closing of the Business Combination; (4) WISeSat’s ability to scale and grow its business, including through the use of proceeds of the Business Combination, and the advantages and expected growth of WISeSat; (5) the cash position of WISeSat following the closing of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of WISeSat to grow and manage growth profitably and source and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws and regulations or political and economic developments; (9) the possibility that WISeSat may be adversely affected by other economic, business and/or competitive factors; (10) WISeSat’s estimates of expenses and profitability; (11) operations of WISeSat and its ability to imptlement business plans, forecasts and other expectations after the closing of the Business Combination; (12) WISeSat’s participation in deployment of satellites; (13) the ability to maintain the listing of WISeSat ordinary shares on Nasdaq following the Business Combination; and (14) other risks and uncertainties included in the “Risk Factors” sections of the Registration Statement on Form F-4 filed by WISeSat in connection with the Business Combination, and other documents filed or to be filed with the SEC by WISeSat. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. WISeSat and CAC do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated October 2, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISeSat.Space Holdings Corp.

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	Chief Executive Officer and Director

Date: October 2, 2026

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